United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number 1-12984

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

(Full title of the plan)

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd, Suite 1100

Dallas, Texas 75219

(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

FINANCIAL STATEMENTS

AT DECEMBER 31, 2010 AND 2009,

AND FOR THE YEAR ENDED DECEMBER 31, 2010

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Eagle Materials Inc. Hourly Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Eagle Materials Inc. Hourly Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Sutton Frost Cary LLP
A Limited Liability Partnership
Certified Public Accountants

June 28, 2011

Arlington, Texas

Eagle Materials Inc. Hourly Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$15,896,549	$14,370,407
Adjustment from fair value to contract value for fully benefit – responsive investment contracts held by a common/collective trust (Note 2)	(5,483)	16,538

Total Investments	15,891,066	14,386,945

Employers’ contribution receivable	497,001	382,050

Net Assets Available for Benefits	$16,388,067	$14,768,995

See accompanying notes to financial statements.

Eagle Materials Inc. Hourly Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions:
Participating Employers’ contributions	$605,041
Participant contributions	997,682
Interest in the Eagle Materials Inc. Plans Master Trust investment income	1,739,005

Total additions	3,341,728

Deductions:
Benefits paid to participants	(1,690,902)
Administrative expenses	(31,754)

Total deductions	(1,722,656)

Net increase in net assets available for benefits	1,619,072

Net assets available for benefits:
Beginning of year	14,768,995

End of year	$16,388,067

See accompanying notes to financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2010

NOTE 1. DESCRIPTION OF THE PLAN

The following description of Eagle Materials Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1994 and amended and restated January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Employer) and eligible employees of other related corporations which adopt the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by the Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was amended and restated effective January 1, 2009 to comply with certain federal regulations.

Eligibility

The Plan has three distinct types of eligible employees: (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contribution. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain hourly employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as a consecutive twelve month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC (Republic), a subsidiary of the Company, may participate in matching contributions on the date the employee first performs an hour of service for the Employer, as defined. Hourly employees of Mathews Ready Mix LLC (Mathews), a subsidiary of the Company, may also participate in matching contributions during the calendar year.

A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined, to a 401(k) account upon the date of hire. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $49,000, whichever is less) for participant contributions and Participating Employer’s contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2010

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Matching and profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. Profit sharing contributions are made to all participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked. Employer nondiscretionary matching contributions for eligible employees of Republic are allocated to participant accounts based on 75% of each participant’s eligible contributions up to 6% of compensation, as defined by the Plan. Employer nondiscretionary matching contributions for eligible employees of Mathews are allocated to participant accounts based on 100% of each participant’s eligible contributions up to $500 annually, as defined by the Plan. The Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2010 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $12,000 at December 31, 2010.

Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (EXPSF). Another fund, the Centex Common Stock Fund (CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.

Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except CCSF) offered by the Plan.

Vesting

Matching Contributions - Participants’ Employer nondiscretionary matching contributions do not vest until the completion of three years of vesting service, as defined.

Profit Sharing Contributions - For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or before December 31, 2006, the participants with less than 5 years of vesting service will be 0% vested in employer contributions and participants with 5 or more years of vesting service will be 100% vested. For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or after January 1, 2007, the participants with less than 3 years of vesting service will be 0% vested in employer contributions, and participants with 3 or more years of vesting service will be 100% vested.

Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2010

NOTE 1. DESCRIPTION OF THE PLAN (continued)

The Plan provides for distributions when a participant terminates employment and the present value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:

•

Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (“the Trustee”) to distribute the present value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a Direct Rollover to an individual retirement plan designated by the Committee.

•

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Participants are always fully vested in their participant contributions, related earnings and participant rollovers.

Participant Loans

Loans by participants are not permitted.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59  1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Termination of the Plan

Although the Employer has not expressed intent to terminate the Plan, it may do so at any time subject to the requirements of ERISA. If the Plan is terminated, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2010

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All of the Plan’s investments are commingled with the investments of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Eagle Salaried Plan) in the Eagle Materials Inc. Plans Master Trust (“the Master Trust”). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of mutual funds and common and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2010

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common/Collective Investment Trust

The Plan holds an investment in the Fidelity Managed Income Portfolio (“Fund”), which is managed by Fidelity Management Trust Company and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts (“Wrap”) issued by third parties and invests in cash equivalents represented by shares in money market funds. A Wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The Wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The fair value of the units of this investment is based on the fair value of the underlying investments, and a NAV can be calculated for this Fund. Audited financial statements are available for this investment. The Fund intends to hold only assets whose fair market value is the contract value of the investment. Income is calculated daily and the amount of income is dependent on contract interest rates, contract maturities, and new investments in the Fund. This investment is a fully benefit-responsive fund; however, it does contain several redemption restrictions: redemptions by plan participants to reinvest in options that compete with the Fund may be delayed for up to 90 days, and full or partial plan sponsor directed redemptions or terminations may be delayed for up to 365 days.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2010

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Below is the Plan’s share of Master Trust investments as of December 31, 2010 carried at fair value on a recurring basis by the fair value hierarchy levels described above:

	At December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Common stock:
Building Materials	$586,427	$—	$—	$586,427

Total common stock	586,427	—	—	586,427

Mutual funds:
Index funds	1,470,228	—	—	1,470,228
Lifestyle funds	8,946,102	—	—	8,946,102
Fixed income funds	978,451	—	—	978,451
Growth funds	2,479,890	—	—	2,479,890
International growth funds	560,901	—	—	560,901

Total mutual funds	14,435,572	—	—	14,435,572

Common/Collective trust	—	869,067	—	869,067

	$15,021,999	$869,067	$—	$15,891,066

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2010

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

	At December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Common stock:
Building Materials	$549,983	$—	$—	$549,983

Total common stock	549,983	—	—	549,983

Mutual funds:
Index funds	1,239,299	—	—	1,239,299
Lifestyle funds	8,342,764	—	—	8,342,764
Fixed income funds	870,696	—	—	870,696
Growth funds	2,018,330	—	—	2,018,330
International growth funds	511,813	—	—	511,813

Total mutual funds	12,982,902	—	—	12,982,902

Common/Collective trust	—	854,060	—	854,060

	$13,532,885	$854,060	$—	$14,386,945

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2010, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Salaried Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2010

NOTE 3. INTEREST IN THE MASTER TRUST

The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2010 and 2009, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2010		2009
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest
Registered Investment Companies
Vanguard Inflation Protected Securities	$151,103	1.60%	$—	0.00%
JPMorgan Mid Cap Growth Select	2,084,970	31.10%	—	0.00%
American Beacon Funds Small Cap Value Institutional	1,176,997	23.60%	—	0.00%
Legg Mason CBA Aggressive Growth I	416,898	45.30%	—	0.00%
American Beacon Funds Large Cap Value Institutional	1,594,518	33.10%	—	0.00%
Baron Small Cap Institutional	534,258	20.20%	—	0.00%
Fidelity Low-Priced Stock Fund	4,218,774	17.30%	3,459,476	17.70%
Fidelity Diversified International Fund	3,053,283	18.40%	3,101,570	16.50%
Fidelity Freedom Income Fund	290,343	37.60%	228,665	43.50%
Fidelity Freedom 2000 Fund	4,909,394	59.50%	5,534,561	56.80%
Fidelity Freedom 2010 Fund	6,627,231	18.40%	6,024,652	19.50%
Fidelity Freedom 2020 Fund	8,941,326	20.60%	7,777,502	21.10%
Fidelity Freedom 2030 Fund	3,712,010	40.80%	2,957,203	39.90%
Fidelity Freedom 2040 Fund	2,534,630	53.00%	2,033,172	54.50%
Spartan Extended Market Index Fund	1,451,075	20.20%	1,278,541	17.10%
Fidelity Retirement Money Market	16,643	0.70%	—	0.00%
Spartan 500 Index Investment	4,944,506	23.80%	—	0.00%
Fidelity U.S. Bond Income Fund	4,095,782	23.80%	637,175	—
Spartan St. Treasury Index Investment	287,432	0.00%	—	0.0%
Spartan U.S. Equity Index Fund	—	0.00%	4,542,132	22.5%
Fidelity U.S. Bond Index Fund	—	0.00%	3,648,003	23.8%
American Beacon Funds Large Cap Value Plan Ahead Class Fund	—	0.00%	1,214,626	37.5%
Baron Small Cap Fund	—	0.00%	404,191	15.9%
JPMorgan Diversified Mid Cap Growth Class A	—	0.00%	1,837,273	29.7%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	—	0.00%	853,020	24.0%
LMP Aggressive Growth Class A	—	0.00%	242,531	55.2%
Spartan Intermediate Treasury Index	—	0.00%	30,542	6.1%

	51,041,173		45,804,835

Eagle Materials Common Stock Fund
Eagle Materials Common Stock	3,495,570		3,339,344

	3,495,570	16.80%	3,339,344	16.50%

Common/Collective Trust
Fidelity Managed Income Portfolio Fund	4,521,749	19.30%	5,227,731	16.00%

	$59,058,492		$54,371,910

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2010

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2010, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Income/(Loss)	Shares in Net Investment Income/(Loss)
Vanguard Inflation Protected Securities	$(50)	$34	$(16)	-1.8%
JPMorgan Mid Cap Growth Select	124,698	—	124,698	30.6%
American Beacon Funds Small Cap Value Institutional	42,655	1,229	43,884	23.9%

Legg Mason CBA Aggressive Growth I	34,582	—	34,582	45.0%
American Beacon Funds Large Cap Value Institutional	56,241	7,053	63,294	31.5%
Baron Small Cap Institutional	17,462	—	17,462	19.4%
Fidelity Low-Priced Stock Fund	122,324	2,969	125,293	17.2%
Fidelity Diversified International Fund	40,121	10,049	50,170	19.6%
Fidelity Freedom Income Fund	5,113	2,568	7,681	39.2%
Fidelity Freedom 2000 Fund	146,196	72,391	218,587	58.4%
Fidelity Freedom 2010 Fund	96,523	32,310	128,833	18.4%
Fidelity Freedom 2020 Fund	155,525	48,331	203,856	20.1%
Fidelity Freedom 2030 Fund	146,146	36,829	182,975	40.7%
Fidelity Freedom 2040 Fund	139,925	31,110	171,035	54.6%
Spartan Extended Market Index Fund	55,783	6,393	62,176	18.8%
Fidelity Retirement Money Market	—	—	—	0.0%
Spartan 500 Index Investment	131,926	20,776	152,702	24.1%
Fidelity U.S. Bond Income Fund	21,073	35,306	56,379	22.5%
Spartan St. Treasury Index Investment	—	—	—	0.0%
Eagle Materials Common Stock	56,932	—	56,932	17.4%
American Beacon Funds Large Cap Value Plan Ahead Class Fund	3,985	—	3,985	50.5%
Baron Small Cap Fund	7,463	—	7,463	66.0%
JPMorgan Diversified Mid Cap Growth Class A	1,824	—	1,824	15.5%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	564	—	564	-110.8%
LMP Aggressive Growth Class A	12,646	—	12,646	33.8%
Spartan Intermediate Treasury Index	70	36	106	38.4%

Fidelity Managed Income Portfolio Fund	—	11,894	11,894	17.2%

	$1,419,727	$319,278	$1,739,005	26.7%

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2010

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The Plan had no significant uncertain tax positions for the year ended December 31, 2010. The Plan’s Annual Return/Report of Employee Benefit Plan is subject to examination by the Internal Revenue Service for three years from the date of filing.

NOTE 5. RELATED PARTY TRANSACTIONS

Certain Plan investments in the registered investment companies, the common/collective trust, and the interest-bearing cash equivalent portion of the EXPSF are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009

Net assets available for benefits per the financial statements	$16,388,067	$14,768,995
Employers’ contribution receivable	(497,001)	(382,050)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	5,483	(16,538)

Net assets available for benefits per Form 5500	$15,896,549	$14,370,407

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements (continued)

December 31, 2010

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010:

December 31, 2010
Net increase in net assets available for benefits per the financial statements	$1,619,072
Decrease from 2010 Employers’ contribution receivable	(497,001)
Increase from 2009 Employers’ contribution receivable	382,050
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	22,021

Net increase in assets available for benefits per Form 5500	$1,526,142

The accompanying financial statements present fully benefit-responsive contracts at contract value, while the Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

NOTE 7. SUBSEQUENT EVENTS

Plan management evaluated subsequent events after the statement of net assets available for benefits date of December 31, 2010 through June 28, 2011, which was the date the financial statements were available to be issued, and concluded that no additional disclosures are required.

SUPPLEMENTAL SCHEDULE

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 001

DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	Fidelity Investments	Plan interest in Master Trust	$—	$15,896,549

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Hourly Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Date: June 28, 2011	By:	/S/ DAVID B. POWERS
David B. Powers,
Chairman, Administrative Committee

INDEX TO EXHIBIT

Eagle Materials Inc. Hourly Profit Sharing Plan

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference

23	Consent of Sutton Frost Cary LLP	Filed herewith